UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

Report dated August 15, 2011

Commission File Number 000-26052

BAAN COMPANY N.V. IN LIQUIDATIE

(Exact name of registrant as specified in its charter)

Baarnsche dijk 10, 3741 LL Baarn, Netherlands

(Address of Invensys Administratie BV’s offices –

the liquidator of BAAN Company N.V. (in liquidation))

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

BAAN Company N.V. (in liquidation) (the Company) announced its ADR liquidation final rate.

Exhibit No.	Description

Exhibit 99.1	Announcement by J.P.Morgan of ADR liquidation final rate, dated August 12, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAAN Company N.V. in liquidatie (Registrant)

Dated: August 15, 2011	By:	/S/ JACCO GROENEVELD
	Name:	Jacco Groeneveld
	Title:	Director of Invensys Administratie BV, the liquidator of Baan Company N.V. (in liquidation)

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Announcement by J.P.Morgan of ADR liquidation final rate, dated August 12, 2011